UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
________________________________________________________________________________________________________________________________
Aptiv PLC
(Exact name of registrant as specified in its charter)
________________________________________________________________________________________________________________________________

Jersey	001-35346	98-1029562
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5 Hanover Quay Grand Canal Dock Dublin, D02 VY79, Ireland
(Address of Principal Executive Offices)(Zip Code)

David M. Sherbin (248) 813-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Aptiv PLC (“Aptiv” or the “Company”), after performing the steps required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), has concluded in good faith that during the year ended December 31, 2019, it manufactured products as to which Conflict Minerals (as defined in the Rule) were necessary to the functionality or production of such products.

Accordingly, Aptiv has filed this Specialized Disclosure Form (Form SD) and the attached Conflict Minerals Report. The Conflict Minerals Report and the Company’s Conflict Minerals policy are publicly available at aptiv.com. The information contained on Aptiv’s website is not a part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the Securities and Exchange Commission.

Item 1.02	Exhibit

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at aptiv.com.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 - Conflict Minerals Report of Aptiv PLC for the period January 1 to December 31, 2019, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:	May 29, 2020	APTIV PLC

		By:	/s/ David M. Sherbin
David M. Sherbin
Senior Vice President, General Counsel, Chief Compliance Officer and Secretary

EXHIBIT INDEX

Exhibit
Number	Description

1.01	Conflict Minerals Report of Aptiv PLC for the period January 1 to December 31, 2019

4